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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 EXELIXIS, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    30161Q104
                          ----------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Schedule 13G

Item 1.   (a) Name of Issuer: Exelixis, Inc.

          (b) Address of Issuer's Principal Executive Offices:
              170 Harbor Way, P.O. Box 511, South San Francisco, CA 94083

Item 2. (a) Name of Person Filing: Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V.

          Atlas Venture Associates II, L.P. is the sole general partner of Atlas Venture Fund II, L.P. Atlas InvesteringsGroep N.V. is the owner of 95% of the shares of Atlas Venture Europe Fund B.V.

          (b) Address of Principal Business Office or, if none, Residence: The address of the principal business office of Atlas Venture Fund II, L.P. and Atlas Venture Associates II, L.P. is Atlas Venture,
          890 Winter Street, Suite 320, Waltham, Massachusetts 02451. The address of the principal business office of Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. is Atlas InvesteringsGroep N.V., Bachlaan 37, 1217 BV Hilversum, The Netherlands.

          (c) Citizenship: Atlas Venture Fund II, L.P. and Atlas Venture Associates II, L.P. is each a limited partnership organized under the laws of the State of Delaware. Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. is each a corporation organized under the laws of The Netherlands.

          (d) Title of Class of Securities: Common Stock, $.001 par value.

          (e) CUSIP Number: 30161Q104.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

          Not Applicable.

Item 4.   Ownership.

          Not Applicable.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

          [x] Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. is each deemed to own less than five percent of outstanding shares of common stock of Exelixis as of December 31, 2002.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable.

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Item 8.   Identification and Classification of Members of the Group

          Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 12, 2003

ATLAS VENTURE FUND II, L.P.                     ATLAS VENTURE EUROPE FUND B.V.

By: Atlas Venture Associates II, L.P.           By: Atlas InvesteringsGroep N.V.

    By:           *                                 By:            *
        -------------------------                       -----------------------
        Christopher J. Spray,                           Hans Bosman,
        General Partner                                 Managing Director

ATLAS VENTURE ASSOCIATES II, L.P.               ATLAS INVESTERINGSGROEP N.V.

By:               *                             By:            *
    -----------------------------                   ---------------------------
    Christopher J. Spray,                           Hans Bosman,
    General Partner                                 Managing Director




* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

    /s/Jeanne Larkin Henry
    -----------------------
    Jeanne Larkin Henry
    Attorney-in-fact

                                                                       Exhibit 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Exelixis, Inc.

     This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 12 day of February, 2003.

ATLAS VENTURE FUND II, L.P.                     ATLAS VENTURE EUROPE FUND B.V.

By: Atlas Venture Associates II, L.P.           By: Atlas InvesteringsGroep N.V.

    By:         *                                   By:             *
        -----------------                               -----------------------
        Christopher J. Spray,                           Hans Bosman,
        General Partner                                 Managing Director

ATLAS VENTURE ASSOCIATES II, L.P.               ATLAS INVESTERINGSGROEP N.V.

By:             *                               By:             *
    ---------------------------                     ---------------------------
    Christopher J. Spray,                           Hans Bosman,
    General Partner                                 Managing Director


* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

    /s/Jeanne Larkin Henry
    -----------------------
    Jeanne Larkin Henry
    Attorney-in-fact

                                                                       Exhibit 2

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Christopher J. Spray and Jeanne Larkin Henry his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund, L.P., Atlas Venture Associates, L.P., Atlas Venture Partners III, B.V., Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V., Atlas InvesteringsGroep N.V., and Atlas Venture Beheer II B.V. pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]

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     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 31st day of January, 1997.

                                         /s/ Christopher J. Spray
                                         -------------------------------
                                         Christopher J. Spray

Commonwealth of Massachusetts)
                             ) ss:
County of Suffolk            )

     On this 31st day of January, 1997, before me personally came Christopher J. Spray, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                            /s/ Elizabeth  A. LeBlanc
                                         ------------------------------
                                         Notary Public

                                         My commission expires:  July 3, 1998

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.

                                         /s/ Hans Bosman
                                         ------------------------------
                                         Hans Bosman

Commonwealth of Massachusetts)
                             ) ss:
County of Suffolk            )

      On this 7th day of February, 2000, before me personally came Hans Bosman, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                            /s/ Ann M. Grummitt
                                         -----------------------------
                                         Notary Public

                                         My commission expires: November 6, 2003